UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 8)

Kronos Worldwide, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

50105F 10 5
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  50105F 10 5

1	NAME OF REPORTING PERSON NL Industries, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF	5	SOLE VOTING POWER -0-
SHARES BENEFICIALLY OWNED BY EACH	6	SHARED VOTING POWER 35,592,604
REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 35,592,604
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,592,604
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 30.7%
12	TYPE OF REPORTING PERSON CO

CUSIP No.  50105F 10 5

1	NAME OF REPORTING PERSON Valhi, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER -0-
SHARES BENEFICIALLY OWNED BY EACH	6	SHARED VOTING POWER 93,582,646
REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 93,582,646
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 93,582,646
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 80.7%
12	TYPE OF REPORTING PERSON CO

CUSIP No.  50105F 10 5

1	NAME OF REPORTING PERSON TIMET Finance Management Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER -0-
SHARES BENEFICIALLY OWNED BY EACH	6	SHARED VOTING POWER 93,582,646
REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 93,582,646
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 93,582,646
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 80.7%
12	TYPE OF REPORTING PERSON CO

CUSIP No.  50105F 10 5

1	NAME OF REPORTING PERSON Titanium Metals Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER -0-
SHARES BENEFICIALLY OWNED BY EACH	6	SHARED VOTING POWER 93,582,646
REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 93,582,646
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 93,582,646
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 80.7%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 50105F 10 5

1	NAME OF REPORTING PERSON Valhi Holding Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER -0-
SHARES BENEFICIALLY OWNED BY EACH	6	SHARED VOTING POWER 93,582,646
REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 93,582,646
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 93,582,646
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 80.7%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 50105F 10 5

1	NAME OF REPORTING PERSON Dixie Rice Agricultural Corporation, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Louisiana
NUMBER OF	5	SOLE VOTING POWER -0-
SHARES BENEFICIALLY OWNED BY EACH	6	SHARED VOTING POWER 93,582,646
REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 93,582,646
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 93,582,646
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 80.7%
12	TYPE OF REPORTING PERSON CO

CUSIP No.  50105F 10 5

1	NAME OF REPORTING PERSON Contran Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER -0-
SHARES BENEFICIALLY OWNED BY EACH	6	SHARED VOTING POWER 93,588,018
REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 93,588,018
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 93,588,018
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 80.7%
12	TYPE OF REPORTING PERSON CO

CUSIP No.  50105F 10 5

1	NAME OF REPORTING PERSON The Combined Master Retirement Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF	5	SOLE VOTING POWER -0-
SHARES BENEFICIALLY OWNED BY EACH	6	SHARED VOTING POWER 93,582,646
REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 93,582,646
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 93,582,646
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 80.7%
12	TYPE OF REPORTING PERSON EP

CUSIP No. 50105F 10 5

1	NAME OF REPORTING PERSON Harold Simmons Foundation, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF	5	SOLE VOTING POWER -0-
SHARES BENEFICIALLY OWNED BY EACH	6	SHARED VOTING POWER 93,582,646
REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 93,582,646
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 93,582,646
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 80.7%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 50105F 10 5

1	NAME OF REPORTING PERSON Harold C. Simmons
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	5	SOLE VOTING POWER 543,440
SHARES BENEFICIALLY OWNED BY EACH	6	SHARED VOTING POWER 94,143,294
REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 543,440
	8	SHARED DISPOSITIVE POWER 94,143,294
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 543,440
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.5%
12	TYPE OF REPORTING PERSON IN

SCHEDULE 13G

In 2011, Kronos Worldwide, Inc. effected a 2-for-1 stock split in the form of a stock dividend whereby holders as of the close of business on May 13, 2011 (the “Record Date”) of Kronos Worldwide common stock, par value $0.01 per share, received on May 20, 2011 one additional share for each share held on the Record Date.

Item 1(a)	Name of Issuer:

Kronos Worldwide, Inc., a Delaware corporation (the “Company”).

Item 1(b)	Address of Issuer’s Principal Executive Offices:

Three Lincoln Centre
5430 LBJ Freeway, Suite 1700
Dallas, Texas   75240-2697

Items 2(a)	Name of Person Filing:

The following entities or person (collectively, the “Reporting Persons”) are filing this statement:

(1)
NL Industries, Inc. (“NL”) by virtue of its direct ownership of shares (“Shares”) of common stock, par value $0.01 per share, of the Company and its indirect ownership of TIMET Finance Management Company (“TFMC”);

(2)	Valhi, Inc. (“Valhi”) by virtue of its direct ownership of Shares, its direct ownership of NL and its indirect ownership of TIMET Finance Management Company (“TFMC”);

(3)	TFMC by virtue of its direct ownership of Shares and its direct ownership of NL and Valhi;

(4)
Titanium Metals Corporation (“TIMET”), Valhi Holding Company (“VHC”) and Dixie Rice Agricultural Corporation, Inc. (“Dixie Rice”), The Combined Master Retirement Trust (the “CMRT”) and the Harold Simmons Foundation, Inc. (the “Foundation”) by virtue of their direct or indirect ownership of TFMC, NL or Valhi;

(5)	Contran Corporation (“Contran”) by virtue of its direct ownership of Shares and its indirect ownership of TFMC, NL or Valhi; and

(6)	Harold C. Simmons by virtue of his and his wife’s direct holdings of Shares and his positions with Contran and certain of its related entities (as described in this statement).

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business office of TFMC is 1007 Orange Street, Suite 1414, Wilmington, Delaware  19801.  The principal business office of NL, TIMET, Valhi, VHC, Contran, the CMRT and the Foundation is located at, and the business address of Harold C. Simmons is, Three Lincoln Centre, 5430 LBJ Freeway, Suite 1700, Dallas, Texas  75240-2697.  The principal business address of Dixie Rice is 600 Pasquiere Street, Gueydan, Louisiana  70542.

Item 2(c).	Citizenship:

Contran, TFMC, TIMET, Valhi and VHC are Delaware corporations.  NL is a New Jersey corporation.  The Foundation is a Texas non-profit corporation.  Dixie Rice is a Louisiana corporation.  The CMRT is governed by the laws of the state of Texas, except as those laws are superseded by federal law.  Harold C. Simmons is a citizen of the United States.

Item 2(d).	Title of Class of Securities:

Common stock, par value $0.01 per share.

Item 2(e).	CUSIP Number:

50105F 10 5

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership (as of December 31, 2011).

(a)           Amount Beneficially Owned:
(b)           Percent of Class:

Valhi, NL, TFMC, Contran, Harold C. Simmons and his wife are the direct holders of the following Shares.

Valhi	57,990,042
NL	35,219,270
TFMC	373,334
Contran	5,372
Harold C. Simmons wife	555,276
Harold C. Simmons	543,440
Total	94,686,734

By virtue of the relationships described under Item 7 of this statement, as of December 31, 2011:

(1)
NL may be deemed to own beneficially the 35,592,604 Shares (approximately 30.7% of the 115,902,098 Shares outstanding as of December 31, 2011 based on information provided by the Company and hereinafter referred to as the “Outstanding Shares”) that TFMC and NL hold directly;

(2)
Valhi, TFMC, TIMET VHC, Dixie Rice, the CMRT and the Foundation may be deemed to own beneficially the 93,582,646 Shares (approximately 80.7% of the Outstanding Shares) that TFMC, NL and Valhi hold directly;

(3)	Contran, may be deemed to own beneficially the 93,588,018 Shares (approximately 80.7% of the Outstanding Shares) that Contran, TFMC, NL and Valhi hold directly; and

(4)	Harold C. Simmons may be deemed to own beneficially the 94,686,734 Shares (approximately 81.7% of the Outstanding Shares) that Contran, TFMC, NL, Valhi, he and his wife hold directly.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

As of December 31, 2011, Harold C. Simmons had the sole power to vote or direct the disposition of 543,440 Shares (approximately 0.5% of the Outstanding Shares).

(ii)	Shared power to vote or to direct the vote:

By virtue of the relationships described under Item 7 of this statement, as of December 31, 2011:

(1)	NL may be deemed to share the power to vote or direct the disposition of the 35,592,604 Shares (approximately 30.7% of the Outstanding Shares) that TFMC and NL hold directly;

(2)
Valhi, TFMC, TIMET, VHC, Dixie Rice, the CMRT and the Foundation may be deemed to share the power to vote or direct the disposition of the 93,582,646 Shares (approximately 80.7% of the Outstanding Shares) that TFMC, NL and Valhi hold directly; and

(3)	Contran may be deemed to share the power to vote or direct the disposition of the 93,588,018 Shares (approximately 80.7% of the Outstanding Shares) that Contran, TFMC, NL and Valhi hold directly; and

(4)
Harold C. Simmons may be deemed to share the power to vote or direct the disposition of the 94,143,294 Shares (approximately 81.2% of the Outstanding Shares) that Contran, TFMC, NL, Valhi and his wife hold directly.

(iii)	Sole power to dispose or direct the disposition of:

See the response to Item 4(c)(i) of this statement.

(iv)	Shared power to dispose or to direct the disposition of:

See the response to Item 4(c)(ii) of this statement.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

See Schedule B attached hereto and incorporated herein by reference.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 7, 2012

/s/ Harold C. Simmons
Harold C. Simmons
Signing in the capacities listed on Schedule A attached hereto and incorporated herein by reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  February 7, 2012

/s/ Steven L. Watson
Steven L. Watson
Signing in the capacities listed on Schedule A attached hereto and incorporated herein by reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  February 7, 2012

/s/ Gregory M. Swalwell
Gregory M. Swalwell
Signing in the capacity listed on Schedule A attached hereto and incorporated herein by reference.

SCHEDULE A

HAROLD C. SIMMONS, in his individual capacity, and as trustee of THE COMBINED MASTER RETIREMENT TRUST.

STEVEN L. WATSON, as president, chief executive officer or vice president of each of:

CONTRAN CORPORATION
DIXIE RICE AGRICULTURAL CORPORATION, INC.
HAROLD SIMMONS FOUNDATION, INC.
TITANIUM METALS CORPORATION
VALHI HOLDING COMPANY
VALHI, INC.

GREGORY M. SWALWELL, as vice president of each of:

NL INDUSTRIES, INC.
TIMET FINANCE MANAGEMENT COMPANY

SCHEDULE B

The following information is presented as of December 31, 2011.  All capitalized terms in this Schedule B have the same meanings given such terms in the statement to which this Schedule B is a part.

The following persons directly hold the following percentages of the outstanding shares of common stock of Kronos Worldwide, Inc. (“Kronos Worldwide”):

Valhi, Inc. (“Valhi”)	50.0%
NL Industries, Inc. (“NL”)	30.4%
Annette C. Simmons	0.5%
Harold C. Simmons	0.5%
TIMET Finance Management Company (“TFMC”)	0.3%
Contran Corporation (“Contran”)	less than 0.1%

Titanium Metals Corporation (“TIMET”) is the sole stockholder of TFMC.

The following persons directly hold the following percentages of the outstanding shares of common stock of Valhi:

Valhi Holding Company (“VHC”)	92.6%
TFMC	1.9%
Harold Simmons Foundation, Inc. (the “Foundation”)	0.7%
Harold C. Simmons.	0.3%
Contran Amended and Restated Deferred Compensation Trust (“CDCT”)	0.3%
Annette C. Simmons	0.2%
The Combined Master Retirement Trust (“CMRT”)	0.1%
The Annette Simmons Grandchildren's Trust (the “Grandchildren's Trust”)	less than 0.1%
Contran	less than 0.1%

Except as otherwise indicated, the following persons directly hold the following percentages of the outstanding shares of common stock of TIMET:

VHC	23.9%
Annette C. Simmons	12.5%
CMRT	8.8%
Harold C. Simmons.	3.2%
Kronos Worldwide	2.4%
Contran	2.0%
NL	0.8%
Valhi	0.5%
Grandchildren's Trust	less than 0.1%

NL's percentage ownership of TIMET common stock includes 0.3% directly held by a subsidiary of NL.

The following persons directly hold the following percentages of the outstanding shares of common stock of NL:

Valhi	83.0%
Harold C. Simmons	2.2%
Annette C. Simmons	0.8%
TFMC	0.5%
Kronos Worldwide	less than 0.1%

Dixie Rice Agricultural Corporation, Inc. (“Dixie Rice”) is the direct holder of 100% of the outstanding shares of common stock of VHC.  Contran is the holder of 100% of the outstanding shares of common stock of Dixie Rice.

Substantially all of Contran's outstanding voting stock is held by trusts established for the benefit of certain children and grandchildren of Harold C. Simmons (the “Trusts”), of which Mr. Simmons is the sole trustee, or is held by Mr. Simmons or persons or other entities related to Mr. Simmons.  As sole trustee of each of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by each of the Trusts.  Mr. Simmons, however, disclaims beneficial ownership of any shares of Contran stock that the Trusts hold.

The Foundation is a tax-exempt foundation organized for charitable purposes.  Harold C. Simmons is the chairman of the board of the Foundation and may be deemed to control the Foundation.

 Contran sponsors the CMRT as a trust to permit the collective investment by master trusts that maintain the assets of certain employee benefit plans Contran and related companies adopt.  Mr. Simmons is the sole trustee of the CMRT and a member of the trust investment committee for the CMRT.  Mr. Simmons is a participant in one or more of the employee benefit plans that invest through the CMRT.

 U.S. Bank National Association serves as the trustee of the CDCT.  Contran established the CDCT as an irrevocable “rabbi trust” to assist Contran in meeting certain deferred compensation obligations that it owes to Harold C. Simmons.  If the CDCT assets are insufficient to satisfy such obligations, Contran is obligated to satisfy the balance of such obligations as they come due.  Pursuant to the terms of the CDCT, Contran (i) retains the power to vote the shares held directly by the CDCT, (ii) retains dispositive power over such shares and (iii) may be deemed the indirect beneficial owner of such shares.

 Mr. Harold C. Simmons is chairman of the board of Kronos Worldwide, Valhi, TIMET, VHC, Dixie Rice and Contran, and chairman of the board and chief executive officer of NL.

 By virtue of the offices held, the stock ownership and his services as trustee, all as described above, (a) Mr. Simmons may be deemed to control certain of such entities and (b) Mr. Simmons and certain of such entities may be deemed to possess indirect beneficial ownership of, and a pecuniary interest in, shares of common stock directly held by certain of such other entities. However, Mr. Simmons disclaims such beneficial ownership of, and such pecuniary interest in, such shares beneficially owned, directly or indirectly, by any of such entities, except to the extent of his vested beneficial interest, if any, in the shares the CDCT and the CMRT hold directly.

 The reporting person understands that NL, a subsidiary of NL and Kronos Worldwide directly own 3,604,790 shares, 1,186,200 shares and 574,972 shares, respectively, of Valhi common stock as of the date of this statement. As already stated, Valhi is the direct holder of approximately 83.0% of the outstanding shares of common stock of NL and 50.0% of the outstanding shares of Kronos Worldwide common stock.  As a result of Valhi's direct and indirect ownership of NL, its subsidiary and Kronos Worldwide, the reporting person further understands that, pursuant to Delaware law, Valhi treats the shares of Valhi common stock that NL, its subsidiary and Kronos Worldwide own as treasury stock for voting purposes. For the purposes of this statement, such shares of Valhi common stock that NL, its subsidiary and Kronos Worldwide hold directly are not deemed outstanding.

Annette C. Simmons is the wife of Harold C. Simmons.  Mr. Simmons may be deemed to share indirect beneficial ownership of the shares that his wife holds directly.  Mr. Simmons disclaims beneficial ownership of all securities that his wife holds directly.  Mrs. Simmons disclaims beneficial ownership of all shares she does not hold directly.

The Grandchildren's Trust is a trust of which Harold C. Simmons and his wife are trustees and the beneficiaries are the grandchildren of his wife.  Mr. Simmons, as co-trustee of this trust, has the power to vote and direct the disposition of the shares the trust holds. Mr. Simmons disclaims beneficial ownership of any shares that this trust holds.